

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 17, 2006

Room 7010

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

   **Re: M.D.C. Holdings, Inc.**
      **Form 10-K for Fiscal Year Ended December 31, 2005**
      **Forms 10-Q for the Fiscal Quarters Ended March 31, 2006 and June**
      **30, 2006**
      **File No. 001-08951**

Dear Mr. Reece:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Nili N. Shah
        Branch Chief